SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2007

                          012 SMILE.COMMUNICATIONS LTD.
                              (Name of Registrant)

                  25 Hasivim Street, Petach-Tikva, 49170 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

                          012 SMILE.COMMUNICATIONS LTD.

6-K Items

     1. Press Release re 012 Smile.Communications Expects to Benefit From Mandated Number Portability dated December 3, 2007.

                                                                          ITEM 1

Press Release                                   Source: 012 Smile.Communications

012 Smile.Communications Expects to Benefit From Mandated Number Portability

Monday December 3, 10:28 am ET

PETACH TIKVA, Israel, December 3 /PRNewswire-FirstCall/ -- 012 Smile.Communications (NASDAQ Global market: SMLC and TASE: SMLC), a growth-oriented provider of communication services in Israel, today announced that it plans to take full advantage of the number portability program initiated by Israel's Ministry of Communications which became effective on December 2, 2007. According to the program, Israeli telecommunications operators are required to enable customers to retain their existing telephone numbers when switching to different telecommunication providers, a capability designed to make it easier for customers to switch service providers.

"We are excited about the number portability and its implications for our business," commented Ms. Stella Handler, CEO of 012 Smile.Communications. "Over the next few months, we plan to capture a significant share of Israel's domestic telephony market, which is valued at more than a billion dollars per year, by offering extremely attractive bundled communications packages. We will market expanded services both to our own broadband subscriber base, which includes over 500,000 households and businesses, as well as to the Israeli public. The anticipated success of our efforts will enable us to continue increasing our Average Revenues Per User (ARPU) while simultaneously transforming domestic telephony into a major driver of our future growth."

012 Smile.Communications was the first Internet communications company to receive a license from the Ministry of Communications to supply Internet telecommunication services utilizing Voice Over Broadband (VOB) technology. To date, the company has invested approximately NIS 30 million to penetrate Israel's domestic telephony market and continues to invest its resources in this area having already enrolled over 30,000 VOB subscribers. The company's establishment of the "072" prefix for fixed telecommunication lines is in keeping with its strategy of becoming Israel's industry leader in providing the most advanced communications technology. It will also serve as an important growth engine for the company and broaden its package of telecommunication services.

About 012 Smile.Communications

012 Smile.Communications is a growth-oriented communication services provider in Israel with a leading market position, offering a wide range of broadband and traditional voice services. Its broadband services include broadband Internet access with a suite of value-added services, specialized data services and server hosting, as well as new innovative services such as local telephony via voice over broadband and a WiFi network of hotspots across Israel. Traditional voice services include outgoing and incoming international telephony, hubbing, roaming and signalling and calling card services. 012 Smile.Communications services residential and business customers, as well as Israeli cellular operators and international communication services providers through its integrated multipurpose network, which allows it to provide services to almost all of the homes and businesses in Israel.

012 Smile is a 73.3% owned subsidiary of Internet Gold Golden Lines Ltd. (NASDAQ: IGLD - News) one of Israel's leading communications groups with a major presence across all Internet-related sectors. In addition to 012 Smile, its 100% owned Smile.Media subsidiary manages a growing portfolio of Internet portals and e-Commerce sites. Internet Gold and 012 Smile are part of the Eurocom Communications Group. 012 Smile's shares trade on the NASDAQ Global Market and on the Tel Aviv Stock Exchange.

For additional information about 012 Smile.Communications Ltd., please visit the Company's investors' site at http://www.012.net.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in 012 Smile.Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

    For further information, please contact:

    Ms. Idit Azulay
    012 Smile.Communications Ltd
    +972-72-2003848
    i.azulay@smile.net.il

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            012 SMILE.COMMUNICATIONS LTD.
                                                   (Registrant)



                                            By /s/Stella Handler
                                               -----------------
                                               Stella Handler
                                               Chief Executive Officer




Date:  December 3, 2007